Seward & Kissel LLP

1200 G Street, N.W.

Suite 350

Washington, D.C. 20005

March 30, 2010

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fairholme Funds, Inc. (the “Company”)
File Nos.: 333-88517 and 811-09607

Dear Ms. Williams:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 19 to the registration statement (“Registration Statement”) of Fairholme Funds, Inc. (the “Company”) with respect to its series, The Fairholme Fund (the “Fairholme Fund”) and The Fairholme Focused Income Fund (the “Income Fund” and together with the Fairholme Fund, the “Funds”). The Post-Effective Amendment was filed with the SEC on January 29, 2010. The Staff’s comments were provided to Young Seo of this office on March 18, 2010. The Staff’s comments and the Company’s responses are set forth below.

Prospectus

Comment 1:	The Fairholme Fund’s Investment Objective: Please confirm whether the Fairholme Fund’s investment objective is fundamental or non-fundamental.

Response:	We confirm that the Fairholme Fund’s investment objective is fundamental.

Comment 2:	The Fairholme Fund’s Fees and Expenses: The footnotes to the Shareholder Fees table should be deleted, incorporated into the table or moved to purchase/redemption section.

Response:	We have revised the disclosure in response to this comment.

Comment 3:

The Fairholme Fund’s Principal Investment Strategies: The disclosure of the Fund’s principal investment strategies and risks in the summary section should be shortened and a separate disclosure required under Item 9 of Form N-1A should be provided.

Response:	We have revised the disclosure in response to this comment.

Comment 4:	Purchase and Sale of Fairholme Fund Shares: The footnotes to the minimum investment table should be incorporated into the body of the table.

Response:	We have revised the disclosure in response to this comment.

Comment 5:

Payments to Broker-Dealers and Other Financial Intermediaries: The disclosure should include the phrase, “create a conflict of interest by influencing the broker-dealer”, to conform to the disclosure language provided in Item 8 of Form N-1A.

Response:	We have revised the disclosure in response to this comment.

Comment 6:	The Income Fund’s Investment Objective: The disclosure that the Fund’s investment objective is non-fundamental should be deleted from the summary section and moved to Item 9 disclosure.

Response:	We have revised the disclosure in response to this comment.

Comment 7:	The Income Fund’s Fees and Expenses: The footnotes to the Shareholder Fees table should be deleted, incorporated into the table or moved to purchase/redemption section.

Response:	We have revised the disclosure in response to this comment.

Comment 8:

The Income Fund’s Principal Investment Strategies: The disclosure of the Fund’s principal investment strategies and risks in the summary section should be shortened and a separate disclosure required under Item 9 of Form N-1A should be provided.

Response:	We have revised the disclosure in response to this comment.

Comment 9:	Purchase and Sale of Income Fund Shares: The footnotes to the minimum investment table should be incorporated into the body of the table.

Response:	We have revised the disclosure in response to this comment.

Comment 10:

Payments to Broker-Dealers and Other Financial Intermediaries: The disclosure should include the phrase, “create a conflict of interest by influencing the broker-dealer”, to conform to the disclosure language provided in Item 8 of Form N-1A.

Response:	We have revised the disclosure in response to this comment.

Comment 11:	The Manager – The Funds’ Portfolio Management Team: Please clarify the disclosure regarding last five years’ business experience for Charles Fernandez.

Response:	We have revised the disclosure in response to this comment.

SAI

Comment 12:	The new board of directors disclosure should be included in the 485(b) filing.

Response:	We have included the new board of directors disclosure in the SAI.

*            *            *

We hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Young Seo

Young Seo

cc:	Kathryn Battestilla, CCO
Paul M. Miller

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